Exhibit 21

SUBSIDIARIES OF CANTERBURY PARK HOLDING CORPORATION

Subsidiaries	Jurisdiction of Incorporation

Canterbury Park Concessions, Inc.	Minnesota
Shakopee Valley RV Park Acquisition Co., LLC	Minnesota

The subsidiaries are 100%-owned directly by Canterbury Park Holding Corporation.  The financial statements of such subsidiaries are included in the Consolidated Financial Statements of Canterbury Park Holding Corporation.